Financial Investors Trust

1290 Broadway, Suite 1000

Denver, Colorado 80203

February 28, 2025

VIA EDGAR

Ms. Soo Im-Tang

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Financial Investors Trust (the “Registrant”)

File Nos. 33-72424, 811-8194

Dear Ms. Im-Tang:

On behalf of the Registrant, set forth below are the Registrant’s responses to certain comments received from the staff of the Division of Investment Management on January 10, 2025 and February 24, 2025 regarding post-effective amendment No. 288 (“PEA 288”) to the Registrant’s registration statement under the Securities Act of 1933, as amended (the “1933 Act”), and Post-Effective Amendment No. PEA 289 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), filed pursuant to Rule 485(a) on November 27, 2025, with respect to ALPS Asset Allocation Growth & Income (the “Fund”). Capitalized terms not otherwise defined herein shall have the meanings given to them in PEA 288.

In connection with this response letter, and on or around February 28, 2025, the Registrant anticipates filing, pursuant to Rule 485(b), a new post-effective amendment to the Registrant’s registration statement under the 1933 Act (the “New PEA”), which is expected to include (i) changes to PEA 288 in response to the Staff’s comments, (ii) certain other non-material information; and (ii) certain other required exhibits.

U.S. Securities and Exchange Commission

Division of Investment Management

February 28, 2025

Staff Comments:

1.	Staff Comment: Please include the date of the prospectus in the New PEA.

Registrant’s Response: Comment complied with.

2.	Staff Comment: Please provide a completed fees and expenses table at least five business days prior to the effectiveness of the New PEA.

Registrant’s Response: Comment complied with. A completed fees and expenses table is attached hereto as Exhibit A.

3.	Staff Comment: The discussion of the Fund’s principal investment strategies refers to ETFs advised by the Adviser. Please disclose the percentage of the Fund that may be invested in ETFs advised by the Adviser.

Registrant’s Response: The Fund does not have a limit on the portion of its portfolio that may be invested in AAI ETFs. The following language has been added to the final paragraph of the discussion of the Fund’s principal investment strategies.

“The portion of the Fund’s portfolio invested in AAI ETFs will vary from time to time. There is no minimum or maximum amount of the Fund’s portfolio that may be invested in AAI ETFs at any given time.”

4.	Staff Comment: The discussion of the Fund’s principal investment strategies includes that “[t]he Fund also seeks, under normal market conditions, a target asset allocation, on a look-through basis, of 60% to equities and 40% to fixed-income securities…” Please disclose the specific types of equities and fixed-income securities in which the Fund may invest, including both direct investments and indirect investments through underlying ETFs. In addition, disclose in the discussion of the Fund’s principal risks the risks associated with investing in such securities.

Registrant’s Response: Based on information from the Adviser, the equity securities in which the Fund will indirectly invest through its investments in underlying ETFs include listed domestic and international common and preferred stock. With respect to the Fund’s indirect investments in fixed income securities, the Fund will invest in domestic and international government, corporate, and high-yield bonds as well as U.S. municipal bonds. The second paragraph of the discussion of the Fund’s principal investment strategies has been revised as follows:

“The Fund is designed for investors seeking current income and capital appreciation while also seeking to manage risk. The Fund will typically have an allocation to global equities and therefore, investors in this Fund should be able to assume a certain degree of portfolio volatility. Variations of up to 20% in the target asset allocation between equities and fixed income securities are permitted. Therefore, under normal conditions, the equity/fixed income allocation in the Fund may range from 40%/60% to 80%/20% instead of the 60%/40% target. The Fund is expected to invest between 40% and 80% of its assets primarily in ETFs with exposure to a globally diversified basket of equities (which may include common and preferred stock of issuers located in emerging markets). The balance of the Fund is expected to be invested primarily in various other income-paying ETFs, the assets of which may include corporate debt. The fixed income ETFs included in the portfolio may hold fixed income instruments, including government bonds, corporate bonds, and U.S. municipal bonds, of any credit quality, including “junk” bonds, and of any duration. The Adviser may tactically depart from the targeted allocations when certain sectors appear to be over- or under-valued. The equity issuers to which the Fund will have exposure may be issuers of any market capitalization.”

U.S. Securities and Exchange Commission

Division of Investment Management

February 28, 2025

5.	Staff Comment: The Staff notes that the Fund is expected to invest its assets in ETFs with exposure to “a globally diversified basket of equities.” As of November 30, 2024, the Fund was only invested in the U.S. Explain how the Fund’s investments as of November 30, 2024 is consistent with the Fund’s principal investment strategies, including to the extent appropriate, how such U.S. investments promote global diversification. If the Fund expects to invest primarily in the U.S. or a specific country or region, please modify the disclosure accordingly.

Registrant’s Response: Based on information from the Adviser, the Fund’s exposure to international securities is achieved through its investments in underlying ETFs listed on U.S. exchanges. Accordingly, the first paragraph of the discussion of the Fund’s principal investment strategies has been revised as follows:

“ALPS Advisors, Inc. (the “Adviser” or “AAI”) seeks to achieve the Fund’s investment objective by strategically investing in, and tactically adjusting allocations to, exchange-traded funds (“ETFs”) that, under normal market conditions, are expected to consist of ETFs advised by the Adviser (“AAI ETFs”), as well as unaffiliated ETFs. The ETFs in which the Fund may invest consist of ETFs that are listed on U.S. exchanges and may have exposure to international securities. The Fund also seeks, under normal market conditions, a target asset allocation, on a look-through basis, of 60% to equities and 40% to fixed-income securities, subject to the variations described below. The Fund’s strategic allocation refers to the Adviser’s long-term, macro-view targeted allocation of asset class exposure that takes into consideration the Fund’s particular investment objective and risk limitations. The Fund’s tactical adjustments refer to the Adviser’s periodic modifications of the Fund’s allocation in response to prevailing market conditions, to seek to emphasize asset classes that are perceived to have a higher probability of relative outperformance.”

6.	Staff Comment: The discussion of the Fund’s principal investment strategies includes that the Fund’s exposure to ETFs with exposure to a globally diversified basket of equities may include securities of issuers in emerging markets. Please define or describe the factors used by the Fund to determine whether an issuer is located in an emerging market.

U.S. Securities and Exchange Commission

Division of Investment Management

February 28, 2025

Registrant’s Response: Comment complied with. The following information has been added to the fourth paragraph in the discussion of the Fund’s principal investment strategies:

“The Adviser considers a company to be economically tied to a country if at least one of the following attributes exists: the company (1) is organized in such country, (2) is headquartered in such country, (3) has its primary stock exchange listing in a market located in such country, or (4) during the company’s most recent fiscal year, derived at least 50% of its revenues or profits from goods produced or sold, investments made, or services performed in such country or has at least 50% of its assets in such country.”

7.	Staff Comment: The final paragraph in the discussion of the Fund’s principal investment strategies includes a list of ETFs in which the Fund may invest at least 25% of its portfolio holdings. Please supplementally explain the significance of these ETFs. Are these AAI ETFs?

Registrant’s Response: Registrant confirms that the ETFs listed in the final paragraph of the discussion of the Fund’s principal strategies are AAI ETFs.

8.	Staff Comment: The “Affiliated ETF Risk” includes the below language. If accurate, please clarify if the Fund only does not pay advisory fees with respect to ETFs advised by the Adviser. As currently included, this disclosure could be interpreted to mean that the Fund does not pay an advisory fee.

“To seek to mitigate risks of conflicts of interest arising from investments in affiliated investment companies, the Fund has adopted an expense structure under which the Fund does not pay advisory fees to the Adviser.”

Registrant’s Response: Pursuant to the investment advisory agreement between the Trust, on behalf of the Fund and the Adviser (the “Advisory Agreement”), the Adviser does not receive a management fee from the Trust for its services under the Advisory Agreement. Historically, the Fund limited its investments in ETFs advised by the Adviser, and because the Adviser received advisory fees from such underlying ETFs, the Adviser did not charge an advisory fee to the Fund under the Advisory Agreement. While the Fund’s investment strategy has expanded to allow for investments in unaffiliated ETFs, the Advisory Agreement has remained unchanged. Accordingly, Registrant respectfully declines to revise the above-referenced disclosure.

9.	Staff Comment: Please consider including in the discussion of the Fund’s principal risks the risk that when all or a portion of an ETF’s underlying securities trade in a market that is closed while the market in which such ETF’s shares are listed is open, there can be changes between the close of the foreign market and the ETF domestic market trading day. In addition, note that this could in turn lead to a difference between the value of the ETF’s shares and the value of the underlying shares.

U.S. Securities and Exchange Commission

Division of Investment Management

February 28, 2025

Registrant’s Response: Comment complied with. The following information has been added to “ETF Investment Risk” in the discussion of the Fund’s principal risks:

“Where all or a portion of an underlying ETF’s underlying securities trade on a foreign market, there may be differences between the price of the underlying ETF’s shares and the shares of the underlying securities due to differences in the opening and closing times of such foreign markets.”

10.	Staff Comment: The “Allocation Risk” includes reference to “AAI.” Please define this term.

Registrant’s Response: Comment complied with.

11.	Staff Comment: Please include in the “Fixed Income Securities Risk” (or elsewhere in the discussion of the Fund’s principal risks) reference to the current market conditions that may impact the fixed income securities in which the Fund invests, including the high-interest rate environment and the impact of inflation of debt instruments.

Registrant’s Response: Registrant respectfully notes that the “Interest Rate Risk” included in the discussion of the Fund’s principal risks includes information about the impact on fixed income securities when interest rates rise. In light of the Staff’s comment, however, Registrant has revised the “Interest Rate Risk” in the summary section of the Fund’s Prospectus as follows to provide additional emphasis with respect to the impact of rising interest rates:

“Interest Rate Risk. The fixed-income securities in which an underlying ETF may invest may be of any credit quality or duration. Duration is a weighted measure of the length of time a bond will pay out and takes into account interest payments that occur throughout the course of holding the bond. In general, the longer the bond’s duration, the more its price will drop as interest rates go up. When interest rates rise, t~~T~~he value of the underlying ETF’s investments in fixed-income securities will generally decrease ~~when interest rates rise~~, which means the Fund’s NAV will likewise decrease.”

Additionally, the “Fixed Income Securities Risk has been revised as follows:

“Fixed Income Securities Risk. The Fund’s investments, through an underlying ETF, in fixed-income securities and positions in fixed-income derivatives may decline in value because of changes in interest rates. As nominal interest rates rise, the value of fixed-income securities and any long positions in fixed-income derivatives held by the Fund are likely to decrease, whereas the value of its short positions in fixed-income derivatives is likely to increase. Additionally, the Fund’s investments in fixed income securities may underperform due to inflation (or the expectation of inflation). Inflation may reduce the intrinsic value of increases in the value of the Fund. Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money. As inflation increases, the value of the Fund’s assets can decline.”

U.S. Securities and Exchange Commission

Division of Investment Management

February 28, 2025

12.	Staff Comment: The “Small-, Mid-, and Large-sized Companies Risk” includes the below information. Please clarify or provide examples of “emerging products.”

“The Fund’s investments, through an underlying ETF, in securities issued by small- and mid-sized companies, which can include companies offering emerging products or services, may involve greater risks than are customarily associated with larger, more established companies.”

Registrant’s Response: Registrant has revised the above referenced disclosure to remove the reference to “emerging products or services.”

13.	Staff Comment: The “Limited Investments Risk” includes that the Fund may invest in a limited number of ETFs. Please supplementally explain if there is a minimum number of ETFs in which the Fund must be invested at any time.

Registrant’s Response: Registrant confirms that there is no minimum number of ETFs in which the Fund must be invested at any time.

14.	Staff Comment: The “Underwriting Commissions – Class C Shares” section of the SAI includes reference to “APSD.” Please define this term.

Registrant’s Response: Comment complied with.

15.	Staff Comment: The table on page 66 of the SAI showing shareholders that own 5% or more of the Fund’s share classes includes duplicative entries for the Fund’s Class C shares.

Registrant’s Response: The above referenced table has been updated in the New PEA.

* * * * *

If you have any questions or further comments, please contact Peter H. Schwartz, counsel to the Registrant, at (303) 892-7381.

Very truly yours,

/s/ Brendan Hamill
Brendan Hamill
Secretary of Financial Investors Trust

cc:	Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP

U.S. Securities and Exchange Commission

Division of Investment Management

February 28, 2025

Exhibit A

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below. You may qualify for certain sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in the Fund. More information about these and other discounts is available from your financial professional and in “BUYING, EXCHANGING AND REDEEMING SHARES” at page 15 of the Prospectus and “PURCHASE, EXCHANGE & REDEMPTION OF SHARES” at page 51 of the Fund’s statement of additional information. Descriptions of sales charge waivers and/or discounts for Class A Shares with respect to certain financial intermediaries are reproduced in “Appendix A – Intermediary-Specific Sales Charge Waivers and Discounts” to this prospectus based on information provided by the financial intermediary.

Shareholder Fees (fees paid directly from your investment)

	Investor Class	Class A	Class C	Class I
Maximum sales charge (load) imposed on purchases	None	3.25%	None	None
Maximum deferred sales charge (as a percentage of the lower of original purchase price or redemption proceeds)	None	None	1.00%	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Investor Class	Class A	Class C	Class I
Management Fees(1)	0.00%	0.00%	0.00%	0.00%
Distribution and Service (12b-1) Fees	0.25%	0.25%	1.00%(2)	0.00%
Other Expenses	0.20%	0.20%	0.20%	0.20%
Shareholder Services Fees	0.00%	0.00%	0.00%(2)	0.00%
Total Other Expenses	0.20%	0.20%	0.20%	0.20%
Acquired Fund Fees and Expenses(3)	0.27%	0.27%	0.27%	0.27%
Total Annual Fund Operating Expenses(4)	0.72%	0.72%	1.47%	0.47%

(1)	Pursuant to the Fund’s advisory agreement, ALPS Advisors, Inc. (the “Adviser” or “AAI”) does not receive a management fee from the Fund. However, the Adviser will indirectly derive management fees to the extent the Fund invests in an ETF or other fund managed by the Adviser.

(2)	Per the Distribution and Services Plan (the “Plan”), the Plan allows up to an annual rate of 0.75% for distribution and marketing and up to 0.25% as a service fee.

(3)	The operating expenses in this fee table will not correlate to the expense ratio in the Portfolio’s financial statements (or the financial highlights in its prospectus) because the financial statements include only the direct operating expenses incurred by the Portfolio, not the indirect costs of investing in the acquired funds.

(4)	Total Annual Fund Operating Expenses have been restated to reflect current fees.

U.S. Securities and Exchange Commission

Division of Investment Management

February 28, 2025

Example

This example is intended to help you compare the costs of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same.

Although your actual costs may be higher or lower, based on these assumptions your cost would be:	1 Year	3 Years	5 Years	10 Years
Investor Class Shares	$74	$230	$400	$894
Class A Shares	$396	$548	$712	$1,190
Class C Shares	$250	$465	$802	$1,755
Class I Shares	$48	$151	$263	$591

You would pay the following expenses if you did not redeem your shares:

Class C Shares	$150	$465	$802	$1,755

The Example does not reflect sales charges (loads) on reinvested dividends and other distributions. If these sales charges (loads) were included, your costs would be higher. The expenses that would be paid for Investor Class, Class A, and Class I shares, if a shareholder did not redeem shares, would be the same.